PERFORMANCE SHIPPING INC.
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece

March 18, 2019

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

RE:
Notice of Disclosure filed in Performance Shipping Inc.’s Form 20-F for the year ended 2018 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Performance Shipping Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 2018, which was filed with the U.S. Securities and Exchange Commission on March 18, 2019.

Respectfully submitted, PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Financial Officer and Treasurer